November 27, 2007

VIA EDGAR

Securities and Exchange Commission

100 “F” Street NE

Washington, D.C. 20549

Re:	Form RW WD – Withdrawal of a Registration Withdrawal Request
Symetra Separate Account SL (“Registrant”)
Form N-6
File Nos. 333-137015/811-04909

Commissioners:

Symetra Separate Account SL (the “Registrant”), hereby respectfully requests the withdrawal of the Form RW filed on November 27, 2007 (ACCESSION NUMBER: 0000806180-07-000028). The SEC has requested additional information on the Form RW, and the Registrant will submit this information in a new RW after this RW WD becomes effective. The Registrant requests that an order be issued granting the withdrawal of the previously filed Form RW.

Thank you in advance for your prompt attention to this matter. Please call the undersigned at 425-256-5026 if you have any questions or comments.

Sincerely,

/s/ Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel